Exhibit 11
Calculation of Net Income (Loss) per Share

	2005						2006
	Three Months Ended			Six Months Ended			Three Months Ended			Six Months Ended
	June 30,			June 30,			June 30,			June 30,
	Net		Per Share	Net		Per Share	Net		Per Share	Net		Per Share
	Loss	Shares	Amount	Loss	Shares	Amount	Income	Shares	Amount	Loss	Shares	Amount
	(In thousands, except per share data)						(In thousands, except per share data)			(In thousands, except per share data)
Basic EPS
Net income (loss) available to common shareholders
Continuing operations	$(4,310)		$(0.17)	$(8,182)		$(0.33)	$(549)		$(0.02)	$(2,102)		$(0.08)
Discontinued operations	(3,830)		(0.16)	(3,680)		(0.15)	627		0.02	$20		—

Total	$(8,140)	24,425	$(0.33)	$(11,862)	24,461	$(0.48)	$78	24,849	$—	$(2,082)	24,780	$(0.08)

Effect of Dilutive Securities Stock option plans		—			—			412			—

Dilutive EPS
Net income (loss) available to common shareholders and assumed conversions
Continuing operations	$(4,310)		$(0.17)	$(8,182)		$(0.33)	$(549)		$(0.02)	$(2,102)		$(0.08)
Discontinued operations	(3,830)		(0.16)	(3,680)		(0.15)	627		0.02	20		—

Total	$(8,140)	24,425	$(0.33)	$(11,862)	24,461	$(0.48)	$78	25,261	$—	$(2,082)	24,780	$(0.08)

NOTE: Options to purchase 3.4 million shares of Class A Common Stock were outstanding during the three and six months ended June 30, 2005, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. Options and restricted stock grants to purchase 2.1 million and 1.9 million, respectively, of shares of Class A Common Stock were outstanding during the six months ended June 30, 2006, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.